Exhibit 99.1

Central GoldTrust

Wednesday October 23, 2013

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the nine months ended September 30, 2013.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2013	2012
Net assets:
Gold bullion at market	$934,720,878	1,172,540,928
Cash and short-term deposits	15,266,755	17,570,380
Prepaid expenses and other	144,083	114,559
	950,131,716	1,190,225,867
Accrued liabilities	(1,118,829)	(651,608)
Net assets representing Unitholders’ equity	$949,012,887	1,189,574,259

Represented by: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	204,142,154	444,703,526
	$949,012,887	1,189,574,259

Net asset value per Unit	$49.17	61.64

Exchange rate: U.S. 1.00 = Cdn.	$1.0285	0.9949
Net asset value per Unit
expressed in Canadian dollars	$50.58	61.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $93.9 million or 11.0% during the three months ended September 30, 2013. This increase was attributable to the 11.3% increase in the price of gold during the period.

However, net assets decreased by $240.6 million or 20.2% during the nine months ended September 30, 2013. This decrease was attributable to the 20.3% decrease in the price of gold during the period.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2013	2012	2013	2012
Income (loss):
Interest	$11,161	14,420	$33,986	46,846
Change in unrealized appreciation of holdings	94,791,148	125,100,272	(237,844,892)	142,012,454
Total income (loss)	94,802,309	125,114,692	(237,810,906)	142,059,300
Expenses:
Administration fees	471,427	573,655	1,498,554	1,711,373
Safekeeping fees and bank charges	267,348	334,054	847,676	899,843
Trustees’ fees and expenses	40,363	42,263	122,847	106,405
Auditors’ fees	26,299	26,250	81,477	87,676
Regulatory filing fees	17,506	15,566	54,484	48,906
Legal fees	14,140	19,132	42,231	59,985
Stock exchange fees	14,001	14,529	42,004	43,586
Registrar and transfer agent fees	7,079	6,381	18,906	17,536
Unitholder information	2,785	8,305	42,050	45,232
Miscellaneous	38	21	237	161
Total expenses	860,986	1,040,156	2,750,466	3,020,703
Net income (loss) inclusive of
the change in unrealized appreciation of holdings	$93,941,323	124,074,536	$(240,561,372)	139,038,597

Net income (loss) per Unit	$4.87	6.43	$(12.46)	7.20

Net income inclusive of the change in unrealized appreciation of holdings for the three months ended September 30, 2013 was $93.9 million ($4.87 per Unit) compared to net income of $124.1 million ($6.43 per Unit) for the comparative period in 2012. Net loss inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2013 was $240.6 million ($12.46 per Unit) compared to net income of $139.0 million ($7.20 per Unit) for the comparative period in 2012. Virtually all of the reported net income or loss for both the three and nine-month periods represents the change in unrealized appreciation of gold holdings. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased during the three and nine-month periods ended September 30, 2013 as compared to the same periods in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month periods ended September 30, 2013 and 2012 remained unchanged at 0.09%. The expense ratio for the nine-month period ended September 30, 2013 was 0.27% compared to 0.25% for the nine-month period in 2012. For the twelve-month period ended September 30, 2013, the expense ratio was 0.35% compared to 0.33% for the twelve-month period ended September 30, 2012. The small increases in expense ratios were due to a lower net asset base over the current period.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 30, 2013, the Units of Central GoldTrust were 98.5% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).